August 31, 2009

VIA EDGAR AND FED EX
--------------------

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      Public Storage
         Form 10-K for the period ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement filed March 19, 2009
         File No. 1-33519

Dear Mr. Gordon:

     Set forth below is the response of Public Storage to the comment of the Staff that was set forth in your letter dated August 10, 2009, regarding our Definitive Proxy Statement filed March 19, 2009. The Staff's comment, indicated in bold, is followed by the response on behalf of Public Storage.

DEFINITIVE PROXY STATEMENT FILED MARCH 19, 2009
-----------------------------------------------

Compensation Discussion and Analysis, page 15
---------------------------------------------

Bonuses, page 16
----------------

     1. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER. PLEASE CONFIRM THAT YOU WILL REVISE FUTURE FILINGS TO STATE THAT THERE ARE NO SPECIFIC TARGETS OR WEIGHTS ASSIGNED TO THE THREE PERFORMANCE GOALS, AND THAT THE COMMITTEE AWARDS BONUSES AT ITS DISCRETION. ADDITIONALLY, PLEASE CLARIFY WHETHER THE COMMITTEE MAY STILL AWARD BONUSES IF THE COMPANY DOES NOT EXPERIENCE POSITIVE GROWTH IN EACH OF THE THREE AREAS.

          Response:
          ---------

          The bonus plan for 2008 allowed payment of bonuses only if the company experienced positive growth in each of three performance metrics. We confirm that to the extent the Committee approves a similar bonus plan in the future, we will provide in future filings that there are no specific numerical targets or weights assigned to the three performance goals besides the requirement for positive growth. We will also indicate that if the requirement of positive growth in each

Mr. Daniel L. Gordon Securities and Exchange Commission
August 31, 2009
Page 2 of 2


          metric is met, the Committee must approve a bonus award but has the discretion to reduce the amount paid below the maximum target bonus amount set for purposes of Section 162(m) of the Internal Revenue Code. We will also disclose in future filings that the Compensation Committee has the discretion to award bonuses even if the company does not experience positive growth in each of the three areas.

     Please  contact  me  or  Stephanie   Heim,   in-house  legal  counsel,   at
818-244-8080, ext. 1319, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes

John Reyes
Senior Vice President and
Chief Financial Officer

cc:   William Demarest, Staff Accountant,
      Division of Corporation Finance

      Stacie Gorman, Staff Attorney
      Division of Corporation Finance